UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
MIROMATRIX MEDICAL INC.
(Name of Subject Company — Issuer)
MORPHEUS SUBSIDIARY INC.
a wholly owned subsidiary of
UNITED THERAPEUTICS CORPORATION
(Names of Filing Persons — Offerors)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
60471P108
(CUSIP Number of Class of Securities)
John S. Hess, Jr., Esq.
Executive Vice President and Deputy General Counsel
United Therapeutics Corporation
1735 Connecticut Avenue, N.W.
Washington, D.C. 20009
(202) 483-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:
Stephen I. Glover, Esq.
Alexander L. Orr, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 955-8500
□
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒   Third-party tender offer subject to Rule 14d-I.
☐   Issuer tender offer subject to Rule 13e-4.
☐   Going-private transaction subject to Rule 13e-3.
☐   Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Morpheus Subsidiary Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of United Therapeutics Corporation, a Delaware public benefit corporation (“Parent”), and Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Miromatrix Medical Inc., a Delaware corporation (the “Company”), in exchange for (i) $3.25 per Share in cash, plus (ii) one contractual contingent value right per Share, representing the right to receive a contingent payment of $1.75 in cash upon the achievement of a specified milestone on or prior to December 31, 2025, subject to and in accordance with the terms of a contingent value rights agreement to be entered into with Continental Stock Transfer & Trust Company or another rights agent mutually agreeable to Parent and the Company, in each case without interest and subject to deduction for any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
The Agreement and Plan of Merger, dated as of October 29, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.
Item 1.
Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.
Subject Company Information.

(a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Miromatrix Medical Inc., a Delaware corporation. The Company’s principal executive offices are located at 6455 Flying Cloud Drive, Suite 107, Eden Prairie, MN 55344. The Company’s telephone number is (952) 942-6000.
(b)   This Schedule TO relates to the outstanding Shares. The Company has advised Purchaser and Parent that, as of November 10, 2023 (the most recent practicable date): (i) 27,419,228 Shares were issued and outstanding, (ii) 3,918,686 Shares were subject to outstanding Company stock options, (iii) 465,596 Shares were subject to outstanding Company restricted stock unit awards, and (iv) warrants exercisable for up to 476,000 Shares were outstanding.
(c)   The information set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.
Item 3.
Identity and Background of the Filing Person.

(a) – (c) This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 8 (entitled “Certain Information Concerning Parent and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.
Terms of the Transaction.

(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 1 — “Terms of the Offer”

•
Section 2 — “Acceptance for Payment and Payment for Shares”

•
Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•
Section 4 — “Withdrawal Rights”

•
Section 5 — “Material U.S. Federal Income Tax Consequences”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for the Company”

•
Section 13 — “Certain Effects of the Offer”

•
Section 15 — “Conditions of the Offer”

•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

•
Section 17 — “Appraisal Rights”

•
Section 19 — “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(v) – (vi) Not applicable.
Item 5.
Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 8 — “Certain Information Concerning Parent and Purchaser”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for the Company”

•
Schedule I

Item 6.
Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Introduction”

•
the “Summary Term Sheet”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for the Company”

•
Section 13 — “Certain Effects of the Offer”

•
Section 14 — “Dividends and Distributions”

•
Schedule I

Item 7.
Source and Amount of Funds or Other Consideration.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 9 — “Source and Amount of Funds”

(b), (d) Not applicable.
Item 8.
Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 8 — “Certain Information Concerning Parent and Purchaser”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for the Company”

•
Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 8 — “Certain Information Concerning Parent and Purchaser”

•
Schedule I

Item 9.
Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
the “Summary Term Sheet”

•
Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 18 — “Fees and Expenses”

Item 10.
Financial Statements.

Not applicable.
Item 11.
Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 8 — “Certain Information Concerning Parent and Purchaser”

•
Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”

•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for the Company”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 12 — “Purpose of the Offer; Plans for the Company”

•
Section 15 — “Conditions of the Offer”

•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 11 — “The Merger Agreement; Other Agreements”

•
Section 15 — “Conditions of the Offer”

•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 13 — “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•
Section 16 — “Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12.
Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 13, 2023.*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement, dated November 13, 2023.*
(a)(5)(A)	Joint press release issued by United Therapeutics Corporation and Miromatrix Medical Inc., dated October 30, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by United Therapeutics Corporation with the SEC on October 30, 2023).
(a)(5)(B)	Excerpts from Transcript of United Therapeutics Corporation’s Q3 Earning Call held on November 1, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by United Therapeutics Corporation with the SEC on November 1, 2023).
(a)(5)(C)	United Therapeutics Corporation Investor FAQ, dated October 30, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by United Therapeutics Corporation with the SEC on October 30, 2023)
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of October 29, 2023, by and among Miromatrix Medical Inc., United Therapeutics Corporation and Morpheus Subsidiary Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 30, 2023).
(d)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 30, 2023).
(d)(3)	Tender and Support Agreement, dated as of October 29, 2023, by and among United Therapeutics Corporation, Morpheus Subsidiary Inc., and certain stockholders of Miromatrix Medical Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on October 30, 2023).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table*

*
Filed herewith.

Item 13.
Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
MORPHEUS SUBSIDIARY INC.
By:
/s/ Martine Rothblatt

Name:
Martine Rothblatt, Ph.D.

Title:
Chief Executive Officer

UNITED THERAPEUTICS CORPORATION
By:
/s/ Martine Rothblatt

Name:
Martine Rothblatt, Ph.D.

Title:
Chairperson and Chief Executive Officer

Date: November 13, 2023